

January 23, 2012

Via E-mail
Mr. Sunil Karkera
Chief Financial Officer
GeoGlobal Resources Inc.
Suite #200, 625 – 4 Avenue SW
Calgary, Alberta
Canada

> **Re: GeoGlobal Resources Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-Q for Fiscal Period Ended September 30, 2011**
> **Filed November 14, 2011**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 9, 2011**
> **File No. 1-32158**

Dear Mr. Karkera:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief